UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a copy of the press release of Seanergy Maritime Holdings Corp. (the "Company") dated July 3, 2018 titled "Seanergy Maritime Holdings Corp. Reports Financial Results for the First Quarter Ended March 31, 2018."

Attached to this report on Form 6-K as Exhibit 2 is a copy of the press release of the Company dated July 9, 2018 titled "Seanergy Maritime Holdings Corp. Announces Refinancing of two Capesize Vessels."

In addition, this report on Form 6-K reports the following recent developments relating to the Company's financing agreements:

Sale and Leaseback Transaction
On June 28, 2018, the Company has entered into a $26.5 million sale and leaseback transaction for the M/V Knightship with Hanchen Limited, an affiliate of AVIC International Leasing Co., Ltd., for the purpose of refinancing the outstanding indebtedness of M/V Knightship under the previous loan facility with Northern Shipping Funds dated November 28, 2016. The Company's applicable subsidiary sold and chartered back the vessel on a bareboat basis for an eight year period, having a purchase obligation at the end of the eighth year and it further has the option to repurchase M/V Knightship at any time following the second anniversary of the bareboat charter. The bareboat charter is secured by a general assignment covering earnings, insurances and requisition compensation, an account pledge agreement and a share pledge agreement of the shares of the bareboat charterer subsidiary and technical and commercial managers' undertakings. Also the Company provided a guarantee to the new owner of the vessel. The charterhire principal bears interest at LIBOR plus a margin of 4% and amortizes in thirty two consecutive equal quarterly instalments. The charterhire principal, as of the date of this Report on Form 6-K, is $19.875 million.

New Loan Facility
On June 11, 2018, the Company entered into a $24.5 million loan agreement with Wilmington Trust, National Association as facility agent and security agent and certain nominees of EnTrustPermal as lenders, for the purpose of refinancing the outstanding indebtedness of M/V Lordship under the previous loan facility with Northern Shipping Funds dated November 28, 2016. The borrower under the facility is our applicable vessel-owning subsidiary and the facility is guaranteed by the Company. The facility matures in June 2023, and can be extended until June 2025 subject to certain conditions. The new facility is secured by a first priority mortgage over the vessel, general assignment covering earnings, insurances and requisition compensation, an account pledge agreement and a share pledge agreement concerning the respective vessel-owning subsidiary and technical and commercial managers' undertakings. The new loan facility bears a weighted average all-in interest rate of 11.4% and 11.2% assuming a maturity date in June 2023 or in June 2025, respectively. The principal obligation amortizes in 20 or 28 quarterly installments, with a balloon payment of $15.3 million or $9.5 million due at maturity, assuming a maturity date in June 2023 or in June 2025, respectively.  The facility also imposes certain customary operating covenants. Certain of these covenants may significantly limit or prohibit, among other things, the particular borrower's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the relevant lenders. As of the date of this Report on Form 6-K, the Company has drawn down the entire $24.5 million.

New Jelco Loan Facility
On April 10, 2018, the Company entered into a $2 million loan agreement, as further amended and restated, with Jelco Delta Holding Corp., or Jelco, an entity affiliated with our Sponsor, the proceeds of which were used for general corporate purposes. The new Jelco Loan Facility is guaranteed by the Company's wholly owned subsidiary Emperor Holding Ltd. and bears fixed interest rate at 10% per annum. This loan was amended and restated on June 13, 2018 and matures on August 10, 2018.

Existing Jelco Loan Agreement
On June 13, 2018, the Company entered into a deed of partial release and a supplemental agreement to its junior secured loan agreement with Jelco, dated November 28, 2016, for the purpose of releasing the M/V Lordship and the Company's vessel-owning subsidiary, Lord Ocean Navigation Co. as guarantor under the facility. Pursuant to the supplemental agreement, the Company's wholly owned subsidiary Emperor Holding Ltd. has provided a guarantee, dated June 13, 2018 under the facility. On June 28, 2018, the Company and Jelco, amongst others, entered into an additional deed of release and fully released the M/V Knightship and the Company's vessel-owning subsidiary, Knight Ocean Navigation Co. as a guarantor under the facility.

NSF Loan Facility
On June 13, 2018 and June 28, 2018, respectively, our lender, Northern Shipping Fund, entered into deeds of release, resulting in a complete release of the facility agreement dated November 28, 2016. The first-priority mortgages over the M/V Lordship and M/V Knightship and all other securities created in favor of Northern Shipping Fund were irrevocably and unconditionally released pursuant to the deeds of release.

This Report on Form 6-K and the exhibits hereto, other than the statements attributed to Stamatis Tsantanis, are hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File Nos. 333-166697, 333-169813, 333-205301 and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: July 9, 2018	/s/ Stamatios Tsantanis
By: Stamatios Tsantanis Chief Executive Officer

Exhibit 1

Seanergy Maritime Holdings Corp. Reports Financial Results for the First Quarter Ended March 31, 2018

Highlights of First Quarter 2018:
▪	Net revenues: $21.3 million in Q1 2018, up 60% compared to $13.3 million in Q1 2017
▪	EBITDA[1]: $4.6 million in Q1 2018, as compared to a negative EBITDA of $62 thousand in Q1 2017
▪	Net loss: $3.4 million in Q1 2018, as compared to a net loss of $6.3 million in Q1 2017

July 3, 2018 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ:SHIP) announced today its financial results for the first quarter ended March 31, 2018.
For the quarter ended March 31, 2018, the Company generated net revenues of $21.3 million, a 60% increase compared to the first quarter of 2017. As of March 31, 2018, stockholders' equity was $37.2 million and cash and cash equivalents, including restricted cash, was $8.2 million.
Stamatis Tsantanis, the Company's Chairman & Chief Executive Officer, stated:
"Our financial results for the quarter that ended on March 31, 2018 were improved due to the higher average daily charter rates earned by our vessels, and the addition of the M/V Partnership to our fleet in the second quarter of 2017, resulting in a 10% increase in our total ownership days. Specifically, we achieved a daily time charter equivalent ("TCE")1 rate of $11,712 in the first quarter of 2018, which is 92% higher than the $6,106 per day earned in the first quarter of 2017.
"The improvement in charter rates was reflected positively in our financial performance, as EBITDA for the first quarter of 2018 increased to $4.6 million as compared to a negative EBITDA of $62 thousand in the same period of 2017. Our bottom line was affected by sizeable non-cash expenses including $934 thousand in non-cash amortization of our convertible notes.
"Most importantly, our corporate leverage has drastically improved following the commencement of debt principal repayments in all our bank facilities in the last quarter of 2017, as well as with the refinancing of the M/V Championship in the third quarter of 2017. In this context, our book equity has strengthened significantly by increasing to $37.2 million as of March 31, 2018 from $26.7 million as of March 31, 2017. Our total equity, as adjusted for the market value of our fleet, stood at $40.7 million as of March 31, 2018, as compared to $5.8 million as of March 31, 2017.
"As regards general market conditions, in the first quarter of 2018 we experienced a period of weakness caused by adverse weather conditions in Brazil and a slowdown in Chinese imports due to the Chinese New Year, which was further exacerbated by restrictions on industrial production introduced in 2017 pursuant to environmental regulations. Nevertheless, in the first quarter of 2018 the market increased materially in terms of the daily average earnings of the Baltic Capesize Index as compared to the same period in 2017, mainly due to the dramatic reduction in newbuilding deliveries, which is expected to continue for the foreseeable future. Overall we expect the seaborne transportation of iron ore and coal to increase by 3% to 4% on an annual basis while the historically low order book should facilitate a substantial increase in freight rates.
"Having delivered a significant improvement in our performance during what is seasonally the weakest and most volatile part of the year, we are optimistic about the second half of 2018, and we remain confident that the improved day-rate and asset value environment should further benefit the net asset value of our fleet."

1 EBITDA and Time Charter Equivalent ("TCE") rate are non-GAAP measures. Please see the reconciliation below of EBITDA to net loss and TCE rate to net revenues from vessels, in each case the most directly comparable U.S. GAAP measure.

Company Fleet:
Vessel Name	Vessel Class	Capacity (in dwt)	Year Built	Yard
Championship	Capesize	179,238	2011	Sungdong
Partnership (1)	Capesize	179,213	2012	Hyundai
Knightship (2)	Capesize	178,978	2010	Hyundai
Lordship (3)	Capesize	178,838	2010	Hyundai
Gloriuship	Capesize	171,314	2004	Hyundai
Leadership	Capesize	171,199	2001	Koyo – Imabari
Geniuship	Capesize	170,057	2010	Sungdong
Premiership	Capesize	170,024	2010	Sungdong
Squireship	Capesize	170,018	2010	Sungdong
Guardianship	Supramax	56,884	2011	CSC Jinling
Gladiatorship	Supramax	56,819	2010	CSC Jinling
Total / Average		1,682,582	9.2 years
(1)
This vessel is being chartered by a major European utility and energy company and was delivered to the charterer on June 13, 2017 for a period of employment of about 12 months to about 18 months at a gross daily rate of $16,200.

(2)	This vessel was sold to and leased back from a major Chinese leasing institution on June 29, 2018 for an eight year period.
(3)
This vessel is being chartered by a major European charterer and was delivered to the charterer on June 28, 2017 for a period of about 18 months to about 22 months. The net daily charter hire is calculated at an index linked rate based on the five routes average time charter rate of the Baltic Capesize Index. In addition, the time charter provides us an option for any period of time during the term to be converted into a fixed rate time charter with a duration of between three months and 12 months, with a rate corresponding to the prevailing value of the respective Capesize forward freight agreement.

Fleet Data:
(U.S. Dollars in thousands)
	Q1 2018	Q1 2017
Ownership days (1)	990	900
Available days (2)	990	887
Operating days (3)	987	885
Fleet utilization (4)	99.7%	98.3%
TCE rate (5)	$11,712	$6,106
Daily Vessel Operating Expenses (6)	$5,114	$4,648
(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Available days are the number of ownership days less the aggregate number of days that the vessels are off-hire due to drydockings, special and intermediate surveys, or days when the vessels are in lay-up. The shipping industry uses available days to measure the number of ownership days in a period during which the vessels should be capable of generating revenues. During the three months ended March 31, 2018, the Company incurred 0 off-hire days for vessel dry dockings. During the three months ended March 31, 2017, the Company incurred 13 off-hire days for one vessel dry docking.

(3)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which the vessels actually generate revenues. In the quarter ended March 31, 2018, the Company incurred three off-hire days due to unforeseen circumstances. In the quarter ended March 31, 2017, the Company incurred two off-hire days due to unforeseen circumstances.

(4)	Fleet utilization is the percentage of time that the vessels are generating revenue, and is determined by dividing operating days by ownership days for the relevant period.
(5)
Time Charter Equivalent (TCE) rate is defined as the Company's net revenue less voyage expenses during a period divided by the number of the Company's operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company's management in making decisions regarding the deployment and use of the Company's vessels and in evaluating their financial performance. The Company's calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company's net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)
	Q1 2018	Q1 2017
Net revenues from vessels	21,322	13,322
Less: Voyage expenses	9,762	7,918
Net operating revenues	11,560	5,404
Operating days	987	885
TCE rate	11,712	6,106

(6)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time periods. The Company's calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company's vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)
	Q1 2018	Q1 2017
Vessel operating expenses	5,063	4,183
Ownership days	990	900
Daily Vessel Operating Expenses	5,114	4,648

EBITDA Reconciliation:
(In thousands of U.S. Dollars)
	Q1 2018	Q1 2017
Net loss	(3,442)	(6,285)
Add: Net interest and finance cost	5,141	3,596
Add: Taxes	-	4
Add: Depreciation and amortization	2,939	2,623
EBITDA	4,638	(62)

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net income / (loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP.
EBITDA is presented as we believe that this measure is useful to investors as a widely-used means of evaluating operating profitability. EBITDA as presented here may not be comparable to similarly-titled measures presented by other companies. This non-GAAP measure should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.
First Quarter 2018 Developments:
Relaxation on Loan Facility and Covenant Deferrals
On March 28, 2018, the Company agreed proactively with HSH Nordbank AG (i) to temporarily defer the application date of the security cover undertaking until September 2018 and temporarily relax the security cover undertaking until September 2019 and (ii) to temporarily amend and relax until June 2019, certain other financial covenants contained in its senior secured loan facility dated September 1, 2015, as this has been further amended.
Subsequent Developments:
Relaxation on Loan Facilities and Covenant Deferrals
On April 30, 2018, the Company agreed proactively with UniCredit Bank (i) to temporarily relax the minimum security cover undertaking until June 2019 and (ii) to temporarily amend and relax until June 2019 certain other financial covenants contained in its senior secured loan facility dated September 11, 2015, as this has been further amended.
On May 18, 2018, the Company agreed proactively with Amsterdam Trade Bank to temporarily amend and relax until June 2019 certain of its financial covenants contained in its senior secured loan facility dated May 24, 2017, as amended and restated on September 25, 2017.
On June 29, 2018, the Company agreed with Alpha Bank (i) to temporarily waive and defer the application date of the security requirement undertaking until March 2021 and (ii) to temporarily amend and relax until June 2019 certain other financial covenants contained in its senior secured loan facilities dated March 6, 2015 and November 4, 2015, respectively, as these have been further amended.
Refinancing of the M/V Lordship and M/V Knightship
New Loan Facility
On June 11, 2018, the Company entered into a $24.5 million loan agreement for the purpose of refinancing the outstanding indebtedness of M/V Lordship under the previous loan facility with Northern Shipping Funds dated November 28, 2016. The earliest maturity date of the new facility is in June 2023, which can be extended until June 2025 subject to certain conditions.
Sale and Leaseback Transaction
On June 28, 2018, the Company has entered into a $26.5 million sale and leaseback transaction for the M/V Knightship with a major Chinese leasing institution for the purpose of refinancing the outstanding indebtedness of M/V Knightship under the previous loan facility with Northern Shipping Funds dated November 28, 2016. Seanergy sold and chartered back the vessel on a bareboat basis for an eight year period, having a purchase obligation at the end of the eighth year. The Company has the option to repurchase M/V Knightship at any time following the second anniversary of the bareboat charter party.
Following these two transactions, the aggregate amount of capital released was approximately $10 million.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	March 31, 2018	December 31, 2017*
ASSETS
Cash and restricted cash	8,240	11,039
Vessels, net	252,028	254,730
Other assets	9,055	9,936
TOTAL ASSETS	269,323	275,705

LIABILITIES AND STOCKHOLDERS' EQUITY
Bank debt	190,794	195,021
Convertible promissory note	7,719	6,785
Due to related parties	17,344	17,342
Other liabilities	16,250	15,244
Stockholders' equity	37,216	41,313
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	269,323	275,705

        *Derived from the audited consolidated financial statements as of the period as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2018	2017
Revenues:
Vessel revenue, net	21,322	13,322
Expenses:
Voyage expenses	(9,762)	(7,918)
Vessel operating expenses	(5,063)	(4,183)
Management fees	(264)	(240)
General and administrative expenses	(1,552)	(1,039)
Depreciation and amortization	(2,939)	(2,623)
Operating income / (loss)	1,742	(2,681)
Other expenses:
Interest and finance costs	(5,141)	(3,603)
Other, net	(43)	(1)
Total other expenses, net:	(5,184)	(3,604)
Net loss	(3,442)	(6,285)

Net loss per common share, basic	(0.09)	(0.18)
Weighted average number of common shares outstanding, basic	36,877,095	34,291,347

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is an international shipping company that provides marine dry bulk transportation services through the ownership and operation of dry bulk vessels. The Company currently operates a modern fleet of eleven dry bulk carriers, consisting of nine Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,682,582 dwt and an average fleet age of about 9.2 years.
The Company is incorporated in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares and class A warrants trade on the Nasdaq Capital Market under the symbols "SHIP" and "SHIPW", respectively.
Please visit our company website at: www.seanergymaritime.com
Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's ability to continue as a going concern; the Company's operating or financial results; the Company's liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

Exhibit 2

Seanergy Maritime Holdings Corp. Announces Refinancing of two Capesize Vessels

July 9, 2018 - Athens, Greece - Seanergy Maritime Holdings Corp. ("Seanergy" or the "Company") (NASDAQ:SHIP) announced today that it has successfully completed the refinancing of a previous loan facility secured by M/Vs Lordship and Knightship (the "Facility"). Both vessels are Capesize bulk carriers built in 2010 in South Korea, purchased by Seanergy in 2016. The original maturity of the Facility was December 2019.

•
M/V Knightship was refinanced in June 2018 through a sale and leaseback transaction with AVIC International Leasing Co., Ltd., a major Chinese state-owned financing institution. Seanergy sold and chartered the vessel back on a bareboat basis for an eight year period, having a purchase obligation at the end of the eighth year. The Company has the option to repurchase the vessel at any time following the second anniversary of the bareboat charter party.

•
M/V Lordship was refinanced in June 2018 through a senior secured loan facility, which was provided by Blue Ocean maritime lending funds managed by EnTrustPermal, one of the world's largest alternative investors regularly engaged in shipping finance activities. The earliest maturity date of the facility is in 2023 and can be extended until 2025 subject to certain conditions. The new facility does not include any financial covenants or value maintenance provisions, and features a put option for the Company for the sale of the vessel to the lender for a pre-agreed price at the initial or extended maturity date.

The combined effect of the M/V Knightship and the M/V Lordship  refinancing, concluded on June 29, 2018 and June 13, 2018, respectively, was a capital release in excess of $10 million, of which approximately $1.3 million will be restricted cash under the new agreements.

Stamatis Tsantanis, the Company's Chairman & Chief Executive Officer, stated:
"I am very pleased to announce these milestone transactions for our Company that are significantly enhancing our liquidity position. We achieved the $10 million capital release while maintaining the operation of the vessels at lower break-even rates at a time when the market fundamentals are improving considerably. In addition, our Company is now considered one of AVIC's key business partners in the maritime industry which creates significant business development opportunities in China. In addition, the two refinancings will support future cash flow generation through the extension of the underlying debt maturities. The released capital from the two refinancings may be used for additional vessel acquisitions and for general working capital purposes.
"The significant appreciation in the market values of the two Capesize vessels acquired in 2016 allowed us to enter into these lucrative financing arrangements that are beneficial for our shareholders."

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is an international shipping company that provides marine dry bulk transportation services through the ownership and operation of dry bulk vessels. The Company currently operates a modern fleet of eleven dry bulk carriers, consisting of nine Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,682,582 dwt and an average fleet age of about 9.2 years.
The Company is incorporated in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares and class A Warrants trade on the Nasdaq Capital Market under the symbols "SHIP" and "SHIPW", respectively.
Please visit our company website at: www.seanergymaritime.com
Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates", and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's ability to continue as a going concern; the Company's operating or financial results; the Company's liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com